                          NAVIOS MARITIME HOLDINGS INC.
                              85 AKTI MIOULI STREET
                              PIRAEUS, GREECE 18538

                                                      August 11, 2006

VIA EDGAR & FACSIMILE
---------------------

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549
Attention: Sara D. Kalin

    Re: NAVIOS MARITIME HOLDINGS INC.
        REGISTRATION STATEMENT ON FORM F-1, AS AMENDED (SEC FILE NO. 333-129382)
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Ladies and Gentlemen:

     With respect to the above-referenced Registration Statement on Form F-1, as amended (the "Registration Statement"), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Navios Maritime Holdings Inc. (the
"Company"), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to 4:30 p.m. on Monday, August 14, 2006, or
as soon as practicable thereafter.

     The cooperation of the staff in meeting the timetable described above is very much appreciated.

     The Company acknowledges that the staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Securities and
Exchange Commission (the "Commission") that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, the
Commission is not foreclosed from taking any action with respect to the filing and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call Todd E. Mason, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and
Popeo, P.C., counsel to the Company, at (212) 692-6731 with any comments or questions regarding the Registration Statement.

                                            Very truly yours,

                                            /s/ Angeliki Frangou
                                            --------------------
                                            Angeliki Frangou
                                            Chief Executive Officer

cc: Daniel Morris
    Heather Tress
    Todd Mason, Esq.